Subsidiaries
Name	Jurisdiction
ATL Data Centers LLC	Georgia
CleanBlok, Inc.	Georgia
CleanSpark, LLC	California
CleanSpark II, LLC	Nevada
CleanSpark Critical Power Systems, Inc.	Nevada
Solar Watt Solutions, Inc.	California
GridFabric, LLC	Wisconsin
p2klabs, Inc.	Nevada